UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response 2.50
FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-25909

CUSIP NUMBER

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:  June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flux Power Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

985 Poinsettia Avenue, Suite A
Address of Principal Executive Office (Street and Number)

Vista, California 92081
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Flux Power Holdings, Inc. (the "Company") is unable to file its Form 10-K for the twelve months ended June 30, 2013 within the prescribed time period. During the last six months ended June 30, 2013, the Company has undertaken a significant effort to realign its sales and marketing of the Company’s new customer target market. The Company has experienced unexpected delays in anticipated capital from investors for operational expense funding. During the Company’s fourth quarter of fiscal year ended June 30, 2013 the Company’s Chief Executive Officer (“CEO”) resigned and the Company’s Chief Financial Officer assumed the added duties as interim CEO. The Company is unable to compile all information necessary to prepare and file its annual report on Form 10-K for the fiscal year ended June 30, 2013 within the prescribed period (on or before September 30, 2013) without unreasonable effort or expense. The Company expects to complete and file the Form 10-K by October 15, 2013, however there can be no assurances that the preparation and filing of the Form 10-K will not be further delayed.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Ronald F. Dutt	877	505-3589
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended June 30, 2013, the Company anticipates reporting a decrease in revenues of approximately $5,158,000, or 87%, compared to the year ended June 30, 2012. This large decrease in sales was primarily attributable to three major customers that ultimately did not meet their production expectations. As a result of decrease in revenues, the Company anticipates reporting a decrease in gross profits of approximately $1,145,000 or 99%, for the fiscal year ended June 30, 2013 compared to the fiscal year ended June 30, 2012. The Company also anticipates reporting an increase in operating expenses and operating loss primarily as a result of expenses relating to the amortization of prepaid advisory fees of approximately $1,720,000, for the fiscal year ended June 30, 2013. There were no prepaid advisory fees in fiscal 2012. The prepaid advisory fees are related to the fair value of the warrants issued under an advisory agreement with Baytree Capital dated June 14, 2012, and to value of the shares of the Company’s common stock issued pursuant to the same agreement where Baytree Capital agreed to provide business and advisory services to the Company.

Based on Company’s experience during the last six months ending June 30, 2013, the Company realigned its business strategy to achieve higher longer-term revenue by focusing on a smaller number of products and selling to customers that do not require extensive and lengthy product development and negotiation periods. The Company now targets product segments including “lift equipment” and “micro-grid energy storage”.

Flux Power Holdings, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 30, 2013	By:	/s/ Ronald F. Dutt
Ronald F. Dutt, Interim Chief Executive Officer and Chief Financial Officer